                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ___1____)*

                          Managed Care Solutions, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   561906 10 8
                                 (CUSIP Number)
                                Charles E. Davis
                              Davis Gillette, P.C.
            1201 W. Alma School Rd., #3400, Mesa, Arizona 85210   (602) 844-0039
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                    January 22, 1997 through August 7, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ] .

Check the following box is a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement of file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO.     561906 10 8                        PAGE ___2___ OF ____5____ PAGES

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Geralde Curtis Holt

2      CHECK THE APPROPRIATE BOX IF A GROUP*
                                                                       (a)
                                                                       (b)

3      SEC USE ONLY

4      SOURCE OF FUNDS*
        00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6      CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

  NUMBER OF    7     SOLE VOTING POWER
    SHARES           256,853

 BENEFICIALLY  8     SHARED VOTING POWER
   OWNED BY          0

     EACH      9     SOLE DISPOSITIVE POWER
  REPORTING          256,853

    PERSON     10    SHARED DISPOSITIVE POWER
     WITH            0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       256,853

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.85%

14     TYPE OF REPORTING PERSON*
       IN

                          *SEE INSTRUCTIONS BEFORE FILLING OUT!
              INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
          (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This SEC FORM 13D is filed as the first amendment to SEC FORM 13D originally filed by Geralde Curtis regarding Managed Care Solutions, Inc. stock in March of 1996. The original form was filed in hard copy (by paper) rather than electronically through EDGAR. To make certain that the original 13D will be in the electronic database of EDGAR, a copy of the original 13D is attached to this amendment as Exhibit "A".

Following is a summary of changes to the items of the original 13D.

ITEM 1.     Security and Issuer

            All of the information in this section remains the same.

ITEM 2.     Identity and Background

            (a) Since the initial filing of SEC Form 13D by Ms. Curtis, she has remarried, and her legal name is now Geralde Curtis Holt ("Ms. Holt"). Subsections (b) through (f) remain the same.

ITEM 3.     Source and Amount of Funds or Other Consideration

            All of the information in this section remains the same.

ITEM 4.     Purpose of Transaction

            Since the filing of the initial form 13D by Ms. Holt on March 1, 1996, she has disposed of shares of Managed Care Solutions, Inc. Common Stock in the open market as set out in the following table:


DATE                SHARES SOLD       SHARES REMAINING      PERCENTAGE HELD

March 1, 1996                         567,453               12.93%
January 22, 1997    5,000             562,453               12.81%
January 23, 1997    5,000             557,453               12.69%
January 27, 1997    5,000             552,453               12.58%
February 21, 1997   200               552,253               12.58%
February 21, 1997   4,800             547,453               12.47%
February 28, 1997   2,000             545,453               12.43%
March 3, 1997       2,000             543,453               12.37%
March 10, 1997      5,000             538,453               12.26%
March 10, 1997      400               538,053               12.26%
March 11, 1997      1,200             536,853               12.23%
March 12, 1997      2,500             534,353               12.17%
March 13, 1997      5,000             529,353               12.06%
March 13, 1997      3,000             526,353               11.99%
March 14, 1997      10,000            516,353               11.76%
March 17, 1997      1,000             515,353               11.74%

March 21, 1997      20,000            495,353               11.28%
March 21, 1997      20,000            475,353               10.83%
March 25, 1997      20,000            455,353               10.37%
April 14, 1997      5,500             449,853               10.25%
May 7, 1997         10,000            439,853               10.02%
May 9, 1997         1,000             438,853               10.00%
May 13, 1997        7,000             431,853               9.84%
May 14, 1997        10,000            421,853               9.61%
May 14, 1997        15,000            406,853               9.27%

DATE                SHARES SOLD       SHARES REMAINING      PERCENTAGE HELD

June 25, 1997       15,000            331,853               7.56%
June 25, 1997       10,000            321,853               7.33%
July 9, 1997        50,000            271,853               6.19%
August 6, 1997      5,000             266,853               6.08%
August 7, 1997      10,000            256,853               5.85%

ITEM 5.     Interest in Securities of the Issuer

            (a): Ms. Holt is now the beneficial owner of 256,853 shares of Common Stock, which is equal to 5.85% of the issued and outstanding Common Stock.

            (b): Ms. Holt has the sole power to vote and dispose of the shares of Common Stock beneficially owned by her.

            (c): Remains the same.

            (d)-(e): Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            All of the information in this section remains the same.

ITEM 7.     Materials to Be Filed as Exhibits

            The original 13D with its attachments is attached as Exhibit "A."


                                  Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 9-9, 1997                                /s/
                                                ----------------------------
                                                Geralde Curtis Holt




                                 EXHIBIT "A"
                           to SEC Amended FORM 13D
                             Geralde Curtis Holt
                         Managed Care Solutions, Inc.
                                     8/97




                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO. _______)*

                          Managed Care Solutions, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   561906 10 8
                                 (CUSIP Number)
                                William G. Brown
                               Bell, Boyd & Lloyd

  70 West Madison Street, #3300, Chicago, Illinois 60602-4207 (312)372-11210039
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  March 1, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ] .

Check the following box is a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement of file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                           Page 1 of Exhibit "A"



                                      SCHEDULE 13D

CUSIP NO.     561906 10 8                        PAGE ___2___ OF ________ PAGES




1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Geralde Curtis

2      CHECK THE APPROPRIATE BOX IF A GROUP*

                                                                      (a)

                                                                      (b)
3      SEC USE ONLY

4      SOURCE OF FUNDS*
        00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6      CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

  NUMBER OF    7     SOLE VOTING POWER
    SHARES           567,453

 BENEFICIALLY  8     SHARED VOTING POWER
   OWNED BY          0

     EACH      9     SOLE DISPOSITIVE POWER
  REPORTING          567,453

    PERSON     10    SHARED DISPOSITIVE POWER
     WITH            0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           Page 2 of Exhibit "A"



       567,453


12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       13.0%

14     TYPE OF REPORTING PERSON*
       IN



                          *SEE INSTRUCTIONS BEFORE FILLING OUT!
              INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
          (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


ITEM 1. Security and Issuer

             This statement relates to the common stock, $.01 par value (the "Common Stock"), of Managed Care Solutions, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 2510 West Dunlap Avenue, Phoenix, Arizona 85021.

ITEM 2. Identity and Background

             (a), (b) and (c): This statement is being filed by Geralde Curtis ("Ms. Curtis"). Ms. Curtis' business address is c/o Managed Care Solutions, Inc., 2510 West Dunlap Avenue, Phoenix, Arizona 85021 and her principal occupation is as a homemaker.

             (d) and (e): During the last five years, Ms. Curtis has not been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (f): Ms. Curtis is a citizen of the United States.

ITEM 3. Source and Amount of Funds or Other Consideration

             Ms. Curtis was a shareholder in each of three Arizona corporations, Ventana Health Systems, Inc., Managed Care Solutions, Inc. and Arizona Health Concepts, Inc. (the "MCS Companies") which became wholly owned subsidiaries of the Company on March 1, 1996 as a result of the merger transactions (the "Mergers") described in Item 4. Pursuant to such transactions, the shares of the MCS Companies held by Ms. Curtis were converted into the shares of Common Stock reported in this statement.

ITEM 4. Purpose of Transaction

             Pursuant to an Agreement and Plan of Merger dated as of November 20, 1995 (the "Merger Agreement") among the MCS Companies, the Company, and three wholly owned subsidiaries of the Company (the "Merger Subsidiaries"), on March 1, 1996 each of the Merger Subsidiaries was merged with and into one of the MCS Companies, and the previously outstanding shares of the MCS Companies were converted into the right to receive, in the aggregate, 51% of the Common Stock outstanding immediately after the Mergers (representing 49.9% of the voting power with respect to the Company as a result of 6.85 shares of Voting Preferred Stock of the Company being issued and outstanding).

             In accordance with the Merger Agreement, the number of directors of the Company was increased from six to eight, two of the directors in office prior to the Mergers resigned, and four officers and directors of the MCS Companies were elected as directors of the Company.

             The foregoing description of certain terms of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is
Exhibit I to this statement and is incorporated herein by reference.

             The shares of Common Stock reported in this statement are held for investment purposes. Depending on trading prices of the Common Stock and upon Ms. Curtis' personal


                             Page 3 of Exhibit "A"
financial position and goals from time to time, Ms. Curtis may, subject to any applicable statutory or other limitations, purchase additional shares of Common Stock or dispose of shares of Common Stock in the open market, in privately negotiated transactions, or otherwise.

Ms. Curtis retains the right to evaluate her position in the future and change her intent with respect to any future actions.

             Other than as described above, Ms. Curtis has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although she reserves the right to develop such plans).


ITEM 5. Interest in Securities of the Issuer

             (a): Ms. Curtis is the beneficial owner of 567,453 shares of Common Stock. which is equal to approximately 13.0% of the issued and outstanding Common Stock.

             (b): Ms. Curtis has the sole power to vote and dispose of the shares of Common Stock beneficially owned by her.

             (c): Pursuant to the Merger Agreement, as described in Item 4, Ms. Curtis received all of the shares of Common Stock described in Item 5(a) in exchange for all of her shares of stock in the MCS Companies effective March l, 1996. A copy of the Merger Agreement is incorporated by reference as Exhibit 1 hereto and incorporated herein by reference.

             (d): Not applicable.

             (e): Not applicable.

ITEM 6. Contracts, Arrangements. Understandings or Relationships with Respect to Securities of the Issuer


                              Page 4 of Exhibit "A"

             Ms. Curtis is a party to a Registration Rights Agreement (the "Registration Rights Agreement") with the Company pursuant to which the Company has granted Ms. Curtis "piggyback" registration rights with respect to public stock offerings by the Company. Ms. Curtis' registration rights will expire (i) on the second anniversary of the date she is no longer an affiliate of the MCS Companies or the Company, or (ii) when all of the remaining shares of Common Stock held by her may be disposed of within 90 days under Rule 144 under the Securities Act of 1933. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which is included as an Exhibit to this statement and is incorporated herein by reference.

             Except as set forth above, Ms. Curtis does not have any contracts, arrangements. understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  Material to Be Filed as Exhibits

 Exhibit No.             Description                           Page*
 -----------             -----------                           -----

   1 Merger Agreement, dated November 20, 1995 among the Company, the Merger Subsidiaries and the MCS Companies (incorporated by reference to Exhibit 2 to the Company's
               Registration Statement No. 333-558 on Form
               S-4)

    2          Registration Rights Agreement dated as of
               March 1, 1996 among the Company, John
               Lingenfelter, M.D., Henry Kaldenbaugh,
               M.D. and Geralde Curtis


*Indicated only on manually signed copy



                             Page 5 of Exhibit "A"

                                   Signatures

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 3-7, 1996                       /s/
                                       -------------------------------
                                       Geralde Curtis





                           Page 6 of Exhibit "A"

                                                                       EXHIBIT 2
                         REGISTRATION RIGHTS AGREEMENT

         Agreement dated as of March 1, 1996, among Managed Care Solutions, Inc. (formerly known as MCM Managed Care, Inc.) ("MCS"), and the persons listed on Schedule hereto (such persons collectively, the "Investors").

         SECTION 1. Piggyback Registrations.

         (a) Right to Piggyback. At any time prior to the Termination Date (as defined below) that MCS proposes to register any of its shares of common stock, $.01 par value, under the Securities Act of 1933 (the "1933 Act") (other than a registration statement on Form S-8 or Form S-4, or any other successor registration form at the time in effect) and the registration form to be used may be used for the registration of Registrable Securities (as hereinafter defined) (such registration hereinafter referred to as a "Piggyback Registration"), MCS will give written notice to all Investors of its intention to effect such registration and will include (subject to the other provisions of this Agreement) in such registration all Registrable Securities with respect to which MCS has received written requests for inclusion therein within 30 days after the receipt of notice from MCS. If the proposed registration relates to an underwritten public offering, the right of an Investor to participate in such registration shall be conditioned upon such Investor agreeing to sell such Investor's Registrable Securities through such underwriter on the same terms and conditions as the underwriter agrees to sell the other securities proposed to be registered.

         (b) Priority on Piggyback Registration. If the number of Registrable Securities requested to be included in the Piggyback Registration which is an underwritten offering exceeds the number of securities which, in the opinion of the underwriters responsible for administering the Piggyback Registration, can be sold, the Registrable Securities shall be included pro rata among the sellers of Registrable Securities (the "Sellers") on the basis of the amount of Registrable Securities requested to be included in the Piggyback Registration by such Sellers.

         (c) Registrable Securities. "Registrable Securities" shall mean those shares of common stock of MCS issued to the Investors pursuant to the Merger Agreement dated as November 20, 1995 among Medicus Systems Corporation, a Delaware corporation, Ventana Health Systems, Inc., Arizona Health Concepts, Inc., Managed Care Solutions, Inc., VHS Managed Care Merger Sub, Inc., AHC Managed Care Merger Sub, Inc. and MCS Managed Care Merger Sub, Inc., each an Arizona corporation (the "Merger Agreement").

         SECTION 2. Registration Procedures.

         (a) Upon the request that Registrable Securities be registered pursuant to this Agreement, MCS will:

               (i) Prepare and file with the Securities and Exchange Commission (the "Commission") a registration statement (a "Registration Statement") including such Registrable



                             Page 7 of Exhibit "A"

Securities, as soon as practicable after the end of the period within which requests for inclusion may be given to MCS and all amendments, post-effective amendments and supplements to the Registration Statement as may be necessary under the 1933 Act and the regulations thereunder to permit the sale of the Registrable Securities to the public, and use its best efforts to cause such Registration Statement to become effective;

               (ii) Use its best efforts to register or qualify the Registrable Securities under such other securities or blue sky laws of such jurisdictions as any Seller reasonably requests and do any and all other acts and things which may be reasonably necessary to allow Sellers to consummate the disposition in such jurisdictions of the Registrable Securities owned by such Sellers; provided that MCS will not be required to (a) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subparagraph (ii). (b) subject itself to taxation in any such jurisdiction or
(c) consent to general service of process in any such jurisdiction; and

               (iii) Cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by MCS are then listed.

         (b) Upon the request of MCS, each Seller will promptly furnish to MCS in writing, during the period within which MCS is effecting such registration, all information as may be reasonably required for inclusion in the Registration Statement, or any amendment or supplement thereto.

         SECTION 3. Registration Expenses. The Sellers will bear all underwriting discounts and commissions, if any, and the fees and disbursements of their legal counsel and accountants. MCS will bear all other expenses in connection with any registration or qualification of the Registrable Securities pursuant to this Agreement.

         SECTION 4. Indemnification

         (a) MCS agrees to, and does hereby, indemnify and hold harmless, each Seller of Registrable Securities and each Person, if any, who controls such Seller within the meaning of the Act, against any and all losses, claims, damages, liabilities or expenses to which such Persons may become subject under the Act or any other statute or common law, and to reimburse the Sellers of Registrable Securities for any reasonable legal or other expenses actually and reasonably incurred in connection with investigating any claims and defending any actions. insofar as such losses, claims, damages, liabilities or actions arise out of or are based upon:

               (i) any untrue statement, or alleged untrue statement, of a material fact contained in or incorporated by reference in a Registration Statement or any post-effective amendment thereof, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; or

               (ii) any untrue statement, or alleged untrue statement, of a material fact contained or incorporated by reference in any preliminary prospectus, if used prior to the effective date of a Registration Statement, or contained or incorporated by reference in the final prospectus or summary prospectus if used within the period during which MCS is required to keep such



                              Page 8 of Exhibit "A"
registration statement in which such prospectus is contained current pursuant to the terms of this Agreement, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements contained therein. in light of the circumstances under which they were made, not misleading; provided however, that MCS shall not be liable under this Section 4 with respect to any preliminary prospectus to the extent that any such loss, claim, damage or liability results solely from an untrue statement of a material fact contained in, or the omission of a material fact from, such preliminary prospectus which untrue statement or omission was corrected in the final prospectus; or

               (iii) any violation by MCS of any securities laws provided, however, that the indemnification agreement contained herein shall not apply to losses, claims, damages, liabilities or actions arising out of, or based upon, any such untrue statement or alleged untrue statement, or any such omission or alleged omission, if such statement or omission was made in reliance upon, and in conformity with, information furnished to MCS by or on behalf of any Seller of Registrable Securities in writing specifically for use in connection with the preparation of such Registration Statement or any preliminary prospectus, final prospectus or summary prospectus contained in such registration statement or any such amendment thereof or supplement thereto. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of any such Person and shall survive the transfer of such securities by the Seller and termination of this Agreement.

         (b) Each Seller of Registrable Securities severally, and not jointly or jointly and severally shall (in the same manner and to the same extent as set forth in Section 4(a)), indemnify to the extent permitted by law, MCS, and each person, if any, who controls MCS within the meaning of the Act, its directors and officers, if such statement or omission was made in reliance upon and in conformity with information furnished to MCS by or on behalf of any Seller of Registrable Securities in writing specifically for use in the preparation of a registration statement filed pursuant to this Agreement or any amendment thereof or supplement thereto; provided that the maximum amount required to be paid by a Seller under this provision shall not exceed the net proceeds received by the Seller from the sale of the securities under the registration statement.

         (c) Each indemnified party shall promptly after the receipt of notice of the commencement of any action against such indemnified party in respect of which indemnity may be sought from an indemnifying party on account of any indemnity agreement contained in this Section 4, notify the indemnifying party in writing of the commencement thereof; provided, however, that the omission to so notify the indemnifying party shall not relieve the indemnifying party from any other liability which it may have to such indemnified party. In case any such action shall be brought against any indemnified party and it shall notify any indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it may wish, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall be responsible for any reasonable legal or other expenses subsequently actually incurred by the indemnifying party in connection with the defense thereof; provided, further, that if any indemnified party shall have reasonably concluded that a conflict of interest may exist between the indemnified party and the indemnifying party or that such claim or litigation involves or could have an effect upon matters beyond the scope of the indemnity agreement provided in this Section 4, the indemnifying party


                             Page 9 of Exhibit "A"
shall not have the right to assume the defense of such action on behalf of such indemnified party, and such indemnifying party shall not be required to reimburse such indemnified party and any person controlling such indemnified party for that portion of the fees and expenses of any counsel retained by the indemnified party which are related to such different or additional defenses or which are beyond the scope of the indemnity agreement provided in this Section
4. No indemnifying party will consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation. The indemnifying party shall not be liable for any settlement of any proceeding effected without the written consent of such indemnifying party, but if settled with such consent or if there shall be a final judgment for the plaintiff, the indemnifying party agrees to indemnify each indemnified party from and against any loss or liability by reason of such settlement or judgment to the extent provided above in this
Section 4.

         SECTION 5. Termination. This Agreement and all of the rights and obligations contained herein shall terminate with respect to any Investor on (i) the second anniversary of the date such Investor is no longer an affiliate of MCS (as defined herein) or the MCS Companies (as defined in the Merger Agreement), or (ii) when all of the remaining Registrable Securities held by such Investor may be disposed of within 90 days under Rule 144 under the 1933 Act except as otherwise provided herein.

         SECTION 6. Miscellaneous.

         (a) Amendments. The provisions of this Agreement may be amended only upon written consent of MCS and Investors holding a majority of the Registrable Securities.

         (b) Assignment. This Agreement is binding upon the parties hereto and their respective successors and assigns.

         (c) Counterparts. This Agreement may be executed in separate counterparts, each of which will be an original and all of which taken together will constitute one and the same agreement.

         (d) Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and delivered personally, mailed by certified or registered mail, return receipt requested and postage prepaid, or sent via a nationally recognized overnight courier to the recipient. Such notices, demands and other communications will be sent to the address indicated below:



               To MCS:

               2510 West Dunlap Avenue
               Suite 100
               Phoenix, Arizona 85021
               Attention James A. Burns

               In the case of the Investors:



                             Page 10 of Exhibit "A"
         as set forth in the records of MCS

or to such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party. Any such communications shall be deemed to have been received (i) when delivered, if personally delivered, (ii) the next business day after it is sent, if sent by nationally recognized overnight courier or (iii) on the third business day following the date on which the piece of mail containing such communication is posted if sent by registered or certified mail.

         (e) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (without reference to its conflicts of law rules).

                                    * * * * *

                             Page 11 of Exhibit "A"

IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement on the day and year first above written.

                                       MANAGED CARE SOLUTIONS, INC.

                                       By: /s/ William W. Cowan
                                       -------------------------------
                                       Title: Vice President


                                       By: /s/ John Lingenfelter, M.D.
                                       -------------------------------
                                       John Lingenfelter, M.D.


                                       By: /s/ Henry Kaldenbaugh, M.D.
                                       -------------------------------
                                       Henry Kaldenbaugh, M.D.


                                       By: /s/ Geralde Curtis
                                       -------------------------------
                                       Geralde Curtis


                             Page 12 of Exhibit "A"

                                   SCHEDULE I

John Lingenfelter, M.D.
Henry Kaldenbaugh, M.D.
Geralde Curtis



                             Page 13 of Exhibit "A"